SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

January 9, 2012

VIA EDGAR

Robert Babula

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:        Oglethorpe Power Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Filed August 11, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 14, 2011

File No. 0-53908

Dear Mr. Babula:

On behalf of our client, Oglethorpe Power Corporation (An Electric Membership Corporation), we acknowledge receipt of the letter from Andrew Mew, dated December 30, 2011, which contains comments of the staff of the Securities and Exchange Commission pertaining to Oglethorpe’s periodic reports referenced above.  We are working with Oglethorpe and its accountants to respond to the comments.  As you and I discussed by telephone, we expect to submit a complete response to the above-referenced comment letter by January 31, 2012.  However, if it appears that we will be unable to meet this deadline, we will immediately inform you thereof.

If you have any questions regarding the foregoing, please call me at 202.383.0805 or Herbert J. Short, Jr. at 404.853.8491.

Sincerely,

/s/ HARRY S. PANGAS
Harry S. Pangas

ATLANTA	AUSTIN	HOUSTON	NEW YORK	WASHINGTON DC

HSP/edd
cc:

Thomas A. Smith, President and Chief Executive Officer, Oglethorpe Power Corporation

Elizabeth B. Higgins, Executive Vice President and Chief Financial Officer, Oglethorpe Power Corporation

G. Kenneth Warren, Vice President, Controller, Oglethorpe Power Corporation

Charles W. Whitney, Senior Vice President and General Counsel, Oglethorpe Power Corporation

Herbert J. Short, Jr., Sutherland, Asbill & Brennan LLP